SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company)

CATAPULT COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

149016107
(CUSIP Number of Class of Securities)

Richard A. Karp
Chief Executive Officer and
Chairman of the Board of Directors
Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Henry P. Massey, Jr., Esq.
Robert T. Ishii, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Catapult Communications Corporation, a Nevada corporation (the “Company”), and the address of the principal executive offices of the Company is 160 South Whisman Road, Mountain View, California 94041. The telephone number of the principal executive offices of the Company is (650) 960-1025.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares” and each a “Share”). As of May 8, 2009, there were 11,301,255 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of Ixia, a California corporation (“Ixia”), to purchase all of the outstanding Shares, at a purchase price of $9.25 per Share in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 26, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2009.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 11, 2009, by and among Ixia, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Ixia. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held by the Company or its subsidiaries or owned by Ixia or its subsidiaries), will be automatically converted into the right to receive an amount in cash, equal to the Offer Price without interest and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Ixia formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Ixia and Purchaser are located at 26601 W. Agoura Road, Calabasas, California 91302.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in the Information Statement (the “Information Statement”), attached hereto as Annex I and incorporated by reference herein, and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 8, 2009, as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between (i) the Company or its executive officers, directors or affiliates, and (ii) Ixia, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the

“Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer, a copy of which is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Board as set forth in Item 4 of this Schedule 14D-9 below, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 of this Schedule 14D-9 below.

Director and Officer Indemnification and Insurance.

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification and insurance coverage as provided in the Merger Agreement. For additional information regarding these arrangements, see the summary of the Merger Agreement contained in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Change of Control Severance Agreements.

On June 13, 2008, the Company entered into Change of Control Severance Agreements (the “Change of Control Agreements”) with the following executive officers: Richard A. Karp, David Mayfield, Christopher Stephenson, Terry Eastham, Barbara J. Fairhurst, Kathy Omaye-Sosnow, Adam Fowler and Kalyan Sundhar (each of the foregoing, an “Executive”). The following is a summary of the key terms of the Change of Control Agreements. The following summary of the Change of Control Agreements does not purport to be complete and is qualified in its entirety by reference to the Change of Control Agreements, which are filed as Exhibit (e)(2) hereto and are incorporated herein by reference.

The Change of Control Agreements provide for the following benefits:

•	subject to the Executive’s continued employment through the effective date of a “change of control” of the Company, the Executive will receive a lump sum payment in an amount equal to 12 months of the Executive’s annual base salary as in effect immediately prior to the “change of control”; and

•	if the Company terminates the Executive’s employment without “cause” or if the Executive resigns from such employment for “good reason” on or within the 12-month period after a “change of control” and provided the Executive signs and does not revoke a release of claims with the Company, (A) the Executive will be entitled to receive a lump sum amount equal to 100% of the Executive’s annual base salary as in effect immediately prior to the Executive’s termination or resignation date, as applicable, or, if greater, at the level in effect immediately prior to the “change of control;” (B) all outstanding equity awards held by the Executive will vest in full as to 100% of the unvested portion of the award, and the Executive will have up to six months following termination or resignation, as applicable, to exercise such awards (but no later than the original maximum term or beyond the “change of control” if such award is not assumed or substituted); and (C) the Executive and his or her eligible dependents will be entitled to reimbursement for the cost of continued COBRA premiums for up to 18 months or until the Executive and/or his or her eligible dependents become covered under similar plans.

Consummation of the Offer will constitute a “change of control” for purposes of the Change of Control Agreements.

For purposes of the Change of Control Agreements, “cause” means (i) Executive’s continued intentional and demonstrable failure to perform his or her duties customarily associated with Executive’s position as an employee of the Company or its respective successors or assigns, as applicable (other than any such failure resulting from Executive’s mental or physical disability) after Executive has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that Executive has not devoted sufficient time and effort to the performance of his or her duties and has failed to cure such non-performance within

30 days after receiving such notice (it being understood that if Executive is in good-faith performing his or her duties, but is not achieving results the Company deems satisfactory for Executive’s position, it will not be considered to be grounds for termination of Executive for “cause”); (ii) Executive’s conviction of, or plea of nolo contendere to, a felony that the Board reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business; or (iii) Executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against, and causing material harm to, the Company or its respective successors or assigns, as applicable.

For purposes of the Change of Control Agreements, “good reason” means Executive’s termination of employment within 90 days following the expiration of any cure period (discussed below) following the occurrence of one or more of the following, without Executive’s consent: (i) the assignment to Executive of any duties, or the reduction of Executive’s duties, either of which results in a material diminution of Executive’s authority, duties, or responsibilities with the Company in effect immediately prior to such assignment, or the removal of Executive from such position and responsibilities; provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity, whether as a subsidiary, business unit or otherwise (as, for example, when the Chief Executive Officer of the Company remains the Chief Executive Officer of the Company following a “change of control” where the Company becomes a wholly owned subsidiary of the acquiror, but is not made the Chief Executive Officer of the acquiring corporation) will not constitute “good reason;” (ii) a material reduction in Executive’s base salary as in effect immediately prior to such reduction, unless the Company (or Executive’s employer or the parent corporation in a group of controlled corporations following a “change of control”) also similarly reduces the base salary of all other employees of the Company (or Executive’s employer or the parent corporation in a group of controlled corporations following a “change of control”) with positions, duties and responsibilities comparable to Executive’s; (iii) a material change in the geographic location at which Executive must perform services (in other words, the relocation of Executive to a facility that is more than 35 miles from Executive’s current location); (iv) any purported termination of the Executive’s employment for “cause” without first satisfying the procedural protections, as applicable, required by the definition of “cause” set forth in that definition; or (v) the failure of the Company to obtain the assumption of the Change of Control Agreement by a successor and/or acquirer.

The notification and placement of the Executive on administrative leave pending a potential determination by the Board that the Executive may be terminated for “cause” does not constitute “good reason.” The Executive cannot resign for “good reason” without first providing the Company with written notice within 60 days of the event that the Executive believes constitutes “good reason” specifically identifying the acts or omissions constituting the grounds for “good reason” and a reasonable cure period of not less than 30 days following the date of such notice.

The following table shows the amount in cash that each Executive is expected to receive upon a “change in control” in accordance with the terms of their Change of Control Agreements and upon termination without “cause” or resignation for “good reason” following such “change in control.” The dollar amounts shown for stock options in the following table were determined assuming that the number of unvested stock options held as of May 8, 2009 would accelerate upon termination without “cause” or resignation for “good reason” following the consummation of the Offer but before the Effective Time, and that all such accelerated stock options are cashed-out in the Merger.

		Termination without Cause or Resignation with Good Reason
	Change in Control	after Change in Control
Executive Officers	Cash Bonus	Cash Severance(1)	Stock Options(2)

Dr. Richard A. Karp	$320,044.00	$345,762.18	$68,574.00
Christopher Stephenson	$234,423.08	$260,181.26	$43,575.00
David Mayfield	$290,000.00	$315,758.18	$68,574.00
Kathy Omaye-Sosnow	$165,000.00	$201,711.54	$43,575.00
Barbara J. Fairhurst	$200,000.00	$211,937.78	$43,575.00
Terry Eastham	$190,000.00	$215,758.18	$43,575.00
Kalyan Sundhar	$190,000.00	$227,330.48	$59,440.28
Adam Fowler	$200,000.00	$233,760.62	$43,575.00

(1)	Cash severance includes severance payment plus cost of continued COBRA premiums for up to 18 months.

(2)	Dollar amounts based on the Offer Price multiplied by the number of unvested stock options that are accelerated in accordance with the Change of Control Agreement, net of the exercise price, if any, and assumes no further vesting from May 8, 2009 through the Effective Time, when all stock options are cancelled and cashed out.

Effect of the Merger on Stock Options.

Pursuant to the Merger Agreement, all outstanding stock options of the Company will become fully exercisable prior to the Effective Time. At the Effective Time, each stock option outstanding immediately prior to the Effective Time that has not been exercised shall be cancelled and the holder thereof shall become entitled to receive a single lump sum cash payment, less any required withholding taxes, equal to the product of (A) the number of Shares subject to such stock option (and not previously exercised) and (B) the excess, if any, of the Offer Price over the exercise price per Share of such stock option.

Based on the Company’s outstanding stock options as of May 8, 2009, and assuming the Merger was completed on such date, the number of stock options to be cancelled and exchanged for an amount of cash in accordance with the Merger Agreement by each of the Company’s directors and executive officers, and the amount of cash to be received in respect therefor, is as follows:

	Number of
Executive Officers and Directors	Stock Options(1)	Amount(2)

Dr. Richard Karp	405,000	$160,300.00
Nancy Karp	50,000	$51,100.00
Peter Cross	55,000	$16,600.00
R. Stephen Hendrichs	55,000	$16,600.00
John M. Scandalios	40,000	$16,600.00
Christopher Stephenson	159,250	$114,162.50
David Mayfield	286,500	$160,300.00
Kathy Omaye-Sosnow	173,500	$92,600.00
Barbara J. Fairhurst	181,000	$127,100.00
Terry Eastham	207,000	$144,350.00
Kalyan Sundhar	117,863	$79,300.00
Adam Fowler	165,730	$96,395.00

(1)	Includes all stock options held by directors and executive officers, whether vested or unvested, and whether such stock option has an exercise price in excess of or less than the Offer Price.

(2)	Dollar amounts based on the Offer Price multiplied by the number of stock options, whether vested or unvested, net of the exercise price, if any.

Offer/Merger Consideration.

Whether the Company’s directors and executive officers tender any Shares that they own for purchase pursuant to the Offer or retain any Shares (which Shares would then be converted in the Merger to the Offer Price), they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of May 8, 2009, the Company’s directors and executive officers owned 4,244,483 Shares in the aggregate. Based on the number of Shares held as of May 8, 2009, the directors and executive officers will receive an aggregate of $39,261,467.75 in cash, without interest, in the Offer and the Merger.

Other Arrangements, Agreements or Understandings.

Except as set forth in Item 3(b) of this Schedule 14D-9, as of the date of this Schedule 14D-9, Ixia and Purchaser have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Ixia, Purchaser or their affiliates regarding employment with the

Surviving Corporation. Ixia has informed the Company that it may seek to retain members of the Company’s management team following the completion of the Offer and the Merger. As part of these retention efforts, Ixia may enter into employment compensation, retention, severance or other employee benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any additional new arrangements currently expected to be entered into at or prior to the completion of the Merger would not become effective until the time the Merger is completed.

(b)	Arrangements with Purchaser and Ixia.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Ixia, Purchaser and the Company in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Ixia or the Company in Ixia’s or the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be disclosures regarding any facts and circumstances relating to Ixia or the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party(ies) prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are subject to limitations and qualifications agreed upon by the contracting parties.

Confidentiality and Non-Disclosure Agreement.

On March 25, 2009, the Company and Ixia entered into a Mutual Non-Disclosure Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and Ixia. Further, the Confidentiality Agreement contained certain mutual “standstill” provisions with respect to an acquisition proposal for the other party without consent. In addition, for a period of three years from the date of the Confidentiality Agreement, the Company and Ixia agreed not to solicit for employment any employee of the other party or any of its subsidiaries with whom such party had contact or who became known to such party in connection with the consideration of a potential business relationship. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Support Agreement.

The summary of the Support Agreement, dated as of May 11, 2009, by and among Ixia, Purchaser, Dr. Richard A. Karp and Nancy H. Karp (the “Support Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Employment Agreement.

Ixia entered into an Employment Agreement with Dr. Richard A. Karp, pursuant to which he will become an employee of Ixia on the date on which the Effective Time occurs (such date, the “Effective Date”). The following summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference. The material provisions of the Employment Agreement are as follows:

•	Term. Dr. Karp will be employed on a full-time basis for the first six months after the Effective Date (such period, the “Full-Time Period”). After the expiration of the Full-Time Period, Ixia will continue to engage Dr. Karp on a part-time basis for a period of 18 months (such period, the “Part-Time Period”) for up to a total of 40 hours during each consecutive 90-day period. The Employment Agreement is subject to early termination.

•	Base Salary. Dr. Karp’s base salary will be $160,000 during the Full-Time Period and Dr. Karp shall be paid $500 for each day on which services are rendered during the Part-Time Period.

•	Employee Benefits. During the Full-Time Period, Dr. Karp will be eligible to participate in Ixia’s employee benefit plans that are applicable to executive officers. During the Part-Time Period, Ixia will pay the premiums for coverage of Dr. Karp and his eligible dependents under COBRA.

•	Stock-Options. Ixia has agreed to grant Dr. Karp a nonstatutory stock option to acquire up to 150,000 shares of Ixia’s common stock (the “Karp Options”) under its 2008 Equity Incentive Plan. The Karp Options will vest over two years in eight equal quarterly installments commencing on September 30, 2009 and continuing through the term of the Employment Agreement, except all outstanding Karp Options will vest in full as to 100% of the unvested portion of the Karp Options upon termination of Dr. Karp’s employment if such termination is by Ixia without “cause” or by Dr. Karp for “good reason” (as each such term is defined in the Employment Agreement). The Karp Options will remain exercisable for 24 months following the end of the employment term.

•	Severance. In the event Dr. Karp’s employment is terminated without “cause” (other than as a result of Dr. Karp’s death or “long-term disability”) or by Dr. Karp for “good reason,” he will be entitled to the following severance benefits: (A) if such termination occurs prior to the expiration of the Full-Time Period, Dr. Karp will receive his base salary through the end of the Full-Time Period; (B) Ixia will continue to pay the premiums under COBRA for coverage of Dr. Karp and his eligible dependents through the Part-Time Period; and (C) 100% of the Karp Options will immediately vest upon such termination (as described above). In addition, Dr. Karp shall remain eligible to receive severance benefits under his existing Change of Control Agreement (as described above).

•	Non-Competition. So long as Dr. Karp is an employee of or a consultant to Ixia or any affiliated entity and in any event until the five-year anniversary of the Effective Date, Dr. Karp has agreed not to, directly or indirectly, either for himself or for any other person or entity: (i) engage in any business or venture that competes, directly or indirectly, with the business of Ixia or any affiliated entity or enter into an employment, consulting or agency relationship with any entity or person engaging in such a competing business; (ii) call upon or cause to be called upon, or solicit or assist in the solicitation of, in connection with any competing entity or competing activity, any entity, agency, person, firm, association, partnership or corporation that was a customer of the Company prior to the Effective Date or that is a customer of Ixia or any affiliated entity during such five-year period for the purpose of selling, licensing or supplying any products or services that are the same as, similar to or competitive with the products or services sold or developed by the business of the Company as conducted by the Company prior to the Effective Date and/or the business of Ixia as conducted by Ixia or any affiliated entity on or after the Effective Date; and/or (iii) solicit, induce or attempt to solicit or induce any person to leave his or her employment, agency, directorship or office with Ixia or any affiliated entity.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board.

At a meeting of the Board held on May 11, 2009, the Board: (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously resolved to recommend acceptance of the Offer and, if required by applicable law, approval of the Merger Agreement and the Merger by the Company’s stockholders.

Based on the foregoing, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, approve the Merger Agreement and the Merger.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(4) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Board’s Recommendation.

Background of the Offer.

The Board, together with its senior management and outside advisors, has periodically reviewed and assessed the Company’s long-term strategies and objectives and developments in the industries in which it operates, including, among other things, various potential strategic opportunities with other companies. Although some of these discussions progressed beyond a preliminary stage, none ultimately yielded any material results.

A representative of Party A contacted a representative of the Company to inquire about the Comany’s interest in pursuing strategic opportunities. Following that conversation, effective as of February 14, 2008, the Company entered into a non-disclosure agreement with Party A pursuant to which the Company provided limited non-public information on a confidential basis so that Party A could evaluate a potential business combination transaction. After several preliminary meetings over the next two months, further discussions regarding a potential business combination transaction ended until August 2008.

Effective as of March 20, 2008, the Company entered into a non-disclosure agreement with Ixia pursuant to which the Company began providing limited non-public information on a confidential basis so that Ixia could evaluate a potential business combination transaction.

In June 2008, Dr. Richard A. Karp, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, met with Mr. Atul Bhatnagar, the President and Chief Executive Officer of Ixia, and Mr. Errol Ginsberg, the Chairman of Ixia’s board of directors, and discussed potential strategic opportunities. Starting on June 10, 2008, the Company provided certain non-public information to representatives of Thomas Weisel Partners LLC (“TWP”), Ixia’s financial advisor, and on June 16, 2008, representatives of the Company reviewed that information with representatives of Ixia’s management and TWP.

On July 17, 2008, the Company received a written non-binding proposal from Ixia to acquire all of the outstanding Shares for $9.75 per Share in cash, which reflected an aggregate equity purchase price of approximately $126 million (based on then publicly available information as to currently outstanding Shares and the Company’s outstanding equity awards). The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s due diligence review and negotiation of a mutually satisfactory definitive agreement, and also contained a request for a 45 day exclusive due diligence and negotiation period.

At the regularly scheduled meeting of the Board held on July 22, 2008, the Board discussed Ixia’s July 17th proposal and determined that it needed to engage a financial advisor and would give Ixia a response after it received analysis and advice from the financial advisor. On or about July 24, 2008, the Company informed Ixia that the Board needed to further consider Ixia’s July 17th proposal.

Effective as of July 30, 2008, the Company formally engaged J.P. Morgan Securities Inc. (“J.P. Morgan”) as its exclusive financial advisor. Commencing around the same time, at the direction of the Company, J.P. Morgan contacted representatives of TWP and five other companies, including Party A and Party B, that might be interested in pursuing a potential business combination transaction with the Company. Of those five other potentially interested parties, three, including Party A and Party B, expressed interest in receiving non-public information for the purpose of evaluating a potential business combination transaction. Accordingly, the Company entered into non-disclosure agreements with those interested parties with which it had not previously entered into a non-disclosure agreement and provided certain non-public information to them as well as to Ixia for their review. Over the course of the next two weeks, three of the five other potentially interested parties notified J.P. Morgan that they were not interested in pursuing a potential business combination transaction with the Company. Party A and Party B, however, requested additional non-public information, on-site visits and in-person sessions in varying degrees in order to conduct a further evaluation of the Company, which requests were satisfied by the Company.

On August 15, 2008, representatives of the Company discussed with representatives of Ixia certain non-public information that had been provided by the Company to Ixia. On August 17, 2008, the Company received a revised written non-binding proposal from Ixia indicating a price of $10.00 per Share in cash, which reflected an aggregate equity purchase price of approximately $120 million (based on an updated calculation as to outstanding Shares and the Company’s outstanding equity awards). The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s detailed due diligence review and negotiation of a mutually satisfactory definitive agreement, and also contained a request for a 45 day exclusive due diligence and negotiation period.

A special meeting of the Board was convened on August 20, 2008 to consider Ixia’s August 17th proposal. During the meeting, representatives of J.P. Morgan reviewed J.P. Morgan’s activities on behalf of the Company and provided an assessment of each of the interested parties. Representatives of J.P. Morgan then compared Ixia’s August 17th and July 17th proposals with each other, noting that while the price per Share had increased by $0.25, the bid had not improved in the aggregate because recent stock repurchases completed by the Company had reduced the number of outstanding Shares, and provided a preliminary financial analysis of Ixia’s August 17th proposal. After general discussion of various alternative actions that could be taken by the Board in response to Ixia’s August 17th proposal, the Board concluded that the most desirable course of action would be to permit Ixia to perform a more detailed due diligence review on a non-exclusive basis with the express understanding that the price range for the transaction would be between $10.25 and $10.75 per Share, subject to mutual agreement. Following the meeting, representatives of J.P. Morgan and Dr. Karp communicated the Board’s conclusion to representatives of TWP and to Mr. Bhatnagar.

Ixia responded by submitting a revised written non-binding proposal on August 22, 2008, indicating a price range of $10.25 to $10.75 per Share pending the satisfactory completion of due diligence. Over the course of the next two months, Ixia conducted its detailed due diligence review of the Company, which included in-person sessions with key members of the Company’s management team, on-site visits and a review of financial, accounting, tax and legal matters. In consideration of the extensive due diligence that Ixia desired to conduct, the Company entered into an addendum to the non-disclosure agreement with Ixia effective as of September 11, 2008, which was further supplemented effective as of October 8, 2008.

On August 27, 2008, representatives of J.P. Morgan contacted another company that might be interested in pursuing a potential business combination transaction with the Company. After entering into a non-disclosure agreement with this potentially interested party a few weeks later, representatives of the Company provided a preliminary overview of the Company to representatives of this potentially interested party. Subsequently, this potentially interested party notified J.P. Morgan that it was not interested in pursuing a potential business combination transaction with the Company.

From the end of August 2008 to the middle of September 2008, Party A also had numerous conference calls, on-site visits and in-person due diligence sessions with representatives of the Company and/or J.P. Morgan in connection with its due diligence review of the Company.

On September 19, 2008, representatives of Bryan Cave LLP (“Bryan Cave”), Ixia’s outside legal counsel, provided an initial draft of a merger agreement. In consultation with senior executive officers of the Company, representatives of Wilson Sonsini Goodrich & Rosati P.C. (“WSGR”), outside legal counsel to the Company, identified a number of proposed terms in the draft merger agreement that could be of concern to the Company, including those that purported to give Ixia flexibility to abandon the transaction following its public announcement or limit the Board’s right to respond to unsolicited acquisition proposals or to accept a superior proposal from another bidder. A week later, on September 26, 2008, representatives of WSGR, Bryan Cave and Ixia participated on a conference call to begin negotiating the terms of the merger agreement, during which a number of the terms that could be of concern to the Company were resolved to the parties’ mutual satisfaction. Later that day, representatives of Bryan Cave provided an initial draft of a support agreement that Ixia expected Dr. Karp and Nancy H. Karp, a member of the Board, who at that time and together with Dr. Karp, beneficially owned approximately 35% of the outstanding Shares, to enter into simultaneously with the execution of the merger agreement. Over the next several weeks, representatives of WSGR and Bryan Cave exchanged and discussed multiple drafts of the merger agreement as the parties continued to negotiate the terms of the merger agreement. The negotiations included in-person meetings on October 7 and 8, 2008 at WSGR’s offices at which representatives of the Company, Ixia and their respective financial advisors and outside legal counsel were present.

By the end of September 2008, both Party A and Party B had informed J.P. Morgan that they were not interested at that time in further pursuing a business combination transaction with the Company, but that they might be interested in the future.

From August 22, 2008 (the date of Ixia’s proposal of $10.25 to $10.75 per Share) to October 20, 2008, the Company’s stock price declined approximately 52% from $7.45 per Share to $3.50 per Share. During the same period, the stock markets also experienced a severe downturn, with the Nasdaq composite index declining approximately 25%.

On October 21, 2008, the Company received a revised written non-binding proposal from Ixia indicating a price of $8.25 per Share, which reflected an aggregate equity purchase price of approximately $98 million (based on the most recent number of outstanding Shares and the Company’s outstanding equity awards). The proposal was still subject to a number of contingencies, including the satisfactory completion of confirmatory due diligence (the exact nature of which was unspecified) and execution of employment agreements with key executive officers of the Company. In a phone conversation, Mr. Bhatnagar explained to Dr. Karp that there were several reasons for the $2.00 to $2.50 reduction from the proposed price range, including the current market valuation of the Company and Ixia’s belief that the economic downturn might negatively impact the Company’s prospects.

On October 22, 2008, a special meeting of the Board was held to consider Ixia’s October 21st proposal. A representative of WSGR began with an overview of the Board’s fiduciary duties with respect to its evaluation of the proposal. Following the overview of fiduciary duties, a representative of J.P. Morgan expressed his view that the October 21st proposal did not reflect a fair value of the Shares, that depressed market conditions then made it a difficult time to sell a company and that J.P. Morgan could not predict with certainty whether market conditions would improve in the short to medium term. A representative of J.P. Morgan then provided the Board with summaries of the following: an update on the process, including with respect to the six other potentially interested parties that J.P. Morgan contacted; a comparison of Ixia’s August 22nd and October 21st proposals; trading activity in the Shares over recent periods and over longer historical periods; and a preliminary valuation analysis of the Company. After a general discussion, including in an executive session, the Board determined unanimously to reject Ixia’s October 21st proposal, and authorized Dr. Karp to communicate the Board’s determination to Ixia. The following day, on October 23, 2008, Dr. Karp informed Mr. Bhatnagar of the Board’s unanimous rejection of Ixia’s most recent proposal. All further discussions regarding a potential business combination transaction ceased until February 2009. In addition, the Company terminated access by third parties to its electronic data room.

In late January 2009, Dr. Karp and representatives of J.P. Morgan contacted Ixia and TWP to explore the possibility of re-engaging in discussions of a potential business combination transaction. In early February 2009, the Company sent updated due diligence information to Ixia and Party A based on the Company’s operating results for its fiscal quarter ended December 31, 2008 in order to determine if Ixia or Party A were interested in pursuing a potential business combination transaction. In the following weeks, representatives of J.P. Morgan contacted representatives of TWP on several occasions to explore the possibility of renewed discussions regarding a potential business combination transaction between Ixia and the Company. In mid-February, at the direction of the Company, representatives of J.P. Morgan again contacted Party A to see if it was interested in a potential business combination transaction with the Company.

Following a phone conversation between representatives of J.P. Morgan and TWP, Dr. Karp and Mr. Bhatnagar arranged a meeting which occurred on March 3, 2009, at which Mr. Bhatnagar expressed Ixia’s renewed interest in a potential business combination transaction with the Company. The next day, a representative of Party A indicated its renewed interest by submitting a request for additional non-public information about the Company. On March 5, 2009, Ixia submitted a request for additional non-public information. Both of these requests were satisfied via conference calls and the re-opening of the electronic data room for representatives of each of Ixia and Party A.

On March 23, 2009, Mr. Bhatnagar and a representative of TWP visited Dr. Karp at his office. At Dr. Karp’s request, a representative from J.P. Morgan joined the meeting, during which Ixia delivered a written non-binding proposal to acquire all outstanding Shares for $8.50 per Share in cash. The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s confirmatory due diligence review and execution of mutually satisfactory transaction agreements, and also contained a request for a 30 day exclusive due diligence and negotiation period. Also on that day, representatives of Bryan Cave sent a revised draft of the merger agreement to representatives of WSGR.

Effective as of March 25, 2009, the Company entered into a new mutual non-disclosure agreement with Ixia, substantially on the same terms as the prior agreement with the exception of resetting the time periods contained in the prior agreement. In addition, on March 25, 2009, the Company extended the term of its engagement of J.P. Morgan as its exclusive financial advisor to the Company to July 30, 2009.

On March 26, 2009, Ixia was informed that Dr. Karp was preparing to leave for an international business trip and that he had notified the Board of Ixia’s March 23rd proposal and the Company was compiling materials that could assist Ixia in its additional due diligence investigations should both parties determine it was appropriate.

During the following week, representatives of the Company and/or J.P. Morgan contacted three other potentially interested parties separately that had previously expressed an interest in acquiring the Company, including Party A and Party B. Of those three parties, one party — Party B — expressed that it was likely it would want to explore a potential business combination transaction with the Company.

On April 3, 2009, the Board held a special meeting to consider Ixia’s March 23rd proposal. Representatives of J.P. Morgan provided the Board with an update on the process, including the recent discussions with the three other potentially interested parties, a summary of the terms and financial details of the March 23rd proposal from Ixia, and an updated valuation analysis of the Company. The Board then considered its alternatives, including its prospects as an independent company and the continuing search for a candidate to succeed Dr. Karp as Chief Executive Officer. The planning for Dr. Karp’s succession had been ongoing at the Company since November 4, 2008, when Dr. Karp advised the Board that he was considering retiring from the Company and wished to start a search for a successor. At the conclusion of the meeting, the Board instructed J.P. Morgan and management of the Company to inform Ixia that, while the Board could not support a price of $8.50 per Share, the Company nevertheless wished to continue discussions with Ixia on a non-exclusive basis. The Board then requested J.P. Morgan and management of the Company to determine the parameters under which Party B would be prepared to pursue a potential business combination transaction.

On April 7, 2009, representatives of J.P. Morgan informed representatives of TWP that the Board had reviewed and discussed Ixia’s March 23rd proposal, and while the price per Share reflected in such proposal was insufficient, the Board would like Ixia to complete its due diligence review and negotiate transaction agreements prior to finalizing an appropriate valuation level. To this end, representatives of WSGR sent a revised draft of the merger agreement to representatives of Ixia and Bryan Cave.

On April 8, 2009, representatives of TWP informed representatives of J.P. Morgan that, following discussions with Ixia, the approach conveyed by J.P. Morgan was not acceptable to Ixia and they needed to understand the Board’s perspective on appropriate valuation prior to proceeding further with its due diligence review and negotiation of transaction agreements. That same day, representatives of J.P. Morgan were also contacted by Party B to communicate that after an internal review, Party B was interested in further exploring a potential business combination transaction with the Company. Later that day, during a regularly scheduled meeting to review and discuss the CEO succession process, the Board received an update on the discussions that representatives of J.P. Morgan had with representatives of TWP and Party B. The Board considered its strategic alternatives, including pursuing a sale of the Company or remaining independent with a newly hired CEO. The Board concluded that it would seek to negotiate employment terms with the lead candidate for the CEO position and simultaneously proceed with discussions with both Ixia and Party B, and informed representatives of J.P Morgan that, for the purposes of continuing discussions with Ixia, they could communicate that a valuation level of less than $9.25 per Share was not likely to receive the Board’s support.

On April 9, 2009, the Company’s senior management and representatives of Party B discussed certain items relating to the Company’s current performance and future prospects to assist Party B in determining the parameters under which it would be prepared to pursue a potential business combination transaction with the Company. On April 10, 2009, in response to J.P. Morgan’s inquiry with respect to Party B’s continued interest in pursuing a business combination transaction with the Company, Party B verbally expressed its interest in pursuing an all-cash acquisition of the Company at a 20% to 30% premium to the Company’s closing price per Share on April 9, 2009 (implying an approximate transaction price of $8.20 to $8.90 per Share). Party B also indicated that it would require 60 days to complete its due diligence investigation, during which time it would expect the Company to provide an exclusive due diligence and negotiation period.

On April 11, 2009, representatives of J.P. Morgan contacted representatives of Party B to inform them that the Board believed a price of at least $9.25 per Share was more appropriate, that exclusivity could not be provided, and that the Company was anticipating that the process of reviewing its strategic alternatives would be completed within approximately two weeks. Representatives of J.P. Morgan requested that Party B positively affirm its interest in continuing discussions with the Company on this basis.

On April 13, 2009, representatives of Party B informed representatives of J.P. Morgan that Party B acknowledged the transaction parameters described by J.P. Morgan and it was prepared to continue discussions with the Company on that basis. Shortly thereafter, J.P. Morgan arranged for access to be granted to the Company’s electronic data room to assist Party B in its due diligence investigations, and on April 16, 2009, a draft merger agreement was provided to representatives of Party B. Also on that day, representatives of J.P. Morgan contacted representatives of TWP to inform them that the Board believed a price of at least $9.25 per Share was more appropriate than their proposal of $8.50 per Share, that exclusivity could not be provided, and that the Company was anticipating that the process of reviewing its strategic alternatives would be completed within approximately two weeks.

On April 20, 2009, Ixia delivered a revised written non-binding proposal to acquire all outstanding Shares for $9.00 per Share in cash. The proposal was subject to a number of contingencies, including the satisfactory completion of Ixia’s confirmatory due diligence review and execution of mutually satisfactory transaction agreements, and also contained a request for a 30 day exclusive due diligence and negotiation period.

On April 21, 2009, the Board convened for a regularly scheduled meeting. During the meeting, the Board was apprised of, among other things, the status of the CEO succession process, the material terms of Ixia’s April 20th proposal and the status of the discussions with Party B. After further discussion about possible next steps, the Board instructed the Company’s senior management and J.P. Morgan to request that final bids from both Ixia and Party B be submitted on May 4, 2009. Following discussions with both parties subsequent to the April 21st meeting, the final bid date was revised to May 6th and J.P. Morgan sent letters on April 23, 2009 to Ixia and Party B soliciting final, fully-financed and binding offers (the “Final Bid”) on May 6, 2009. As part of the Final Bid, both parties were also requested to, among other things, acknowledge that all due diligence matters had been resolved to their satisfaction, acknowledge that the offer was binding and required no further approvals, and submit on May 4, 2009 a set of transaction agreements that it would be willing to enter into in order to assist the Company prepare for its review of the Final Bids in an expeditious manner.

Between April 23 and May 5, 2009, both Ixia and Party B separately engaged in numerous discussions with representatives of the Company and its outside legal counsel and financial advisor on matters relating to their respective Final Bids, including in-person and conference call sessions regarding due diligence matters and transaction agreements.

On May 3, 2009, Mr. Bhatnagar delivered proposed employment term sheets to certain executive officers of the Company, including Dr. Karp, but Ixia only negotiated and entered into an employment agreement with Dr. Karp on or prior to the time the merger agreement was executed.

On May 4, 2009, Ixia submitted a final draft of the merger agreement in accordance with the Final Bid instructions.

On May 5, 2009, a revised draft of the support agreement for Dr. Karp and Mrs. Karp was provided to representatives of Bryan Cave, and a draft support agreement for Dr. Karp and Mrs. Karp was provided to Party B’s outside legal counsel.

On May 6, 2009, both Ixia and Party B submitted Final Bids. Included in Party B’s Final Bid was a final draft of the merger agreement. Ixia’s Final Bid proposed a price of $9.00 per Share in cash, was subject to the satisfactory completion of a short list of discrete due diligence items and contemplated announcing the transaction before the stock markets opened on May 11, 2009. Ixia’s Final Bid also indicated that it had been approved by Ixia’s board of directors. Prior to submission of Ixia’s Final Bid, Mr. Bhatnagar contacted Dr. Karp and informed him that the price offered was Ixia’s best and final offer and Ixia was not prepared to increase the offered price beyond its $9.00 per Share offer on April 20, 2009. Party B’s Final Bid proposed a price of $9.25 per Share in cash, was subject to the satisfactory completion of a longer list of discrete due diligence items and contemplated an exclusive period of 20 days to complete its due diligence and to remove the remaining contingencies. Party B’s Final Bid had not been approved by Party B’s board of directors or the committee thereof responsible for overseeing significant acquisitions, and indicated that such approvals would still need to be obtained. Party B subsequently clarified that it believed it could complete its due diligence investigations in substantially less than the 20 days requested in its Final Bid; however, it would be unable to commit to a transaction until its board of directors met the following week. In addition, the definitive merger agreement submitted by Party B, in contrast with Ixia’s submission, contained terms and conditions that raised concerns about the certainty that the transaction would be consummated once it was announced, including the higher amount of the break-up fee payable in the event that the Board exercised the Company’s right to terminate the merger agreement in order to accept an unsolicited superior proposal from another bidder.

On May 7, 2009, the Board met to consider the Final Bids received from Ixia and Party B. Representatives of J.P. Morgan summarized the key events since the April 3rd and April 8th special meetings of the Board and compared the Final Bids, including the differences in price, the number of contingencies that they were subject to and the requests for an exclusive negotiating period (or absence thereof). Representatives of WSGR then summarized the material differences between the draft merger agreements submitted by Ixia and Party B, highlighting the terms and conditions contained in Party B’s submission that raised concerns about the certainty that the transaction would be consummated once it was announced and the amount of the break-up fee. Representatives of J.P. Morgan then provided a financial overview of the Final Bids and a preliminary valuation analysis based on the Final Bids. Representatives of WSGR reviewed the fiduciary duties applicable to the Board’s decisions and actions with respect to its consideration of the proposed transaction. After receiving these presentations and careful consideration of the competing Final Bids (as clarified), the Board determined that if Ixia increased its price to $9.25 per Share, Ixia’s Final Bid (as clarified) would be more attractive than Party B’s Final Bid (as clarified). The Board then instructed Dr. Karp to contact Mr. Bhatnagar and ascertain if Ixia would be prepared to increase its price to $9.25 per Share. The Board recessed its meeting to allow Dr. Karp to contact Mr. Bhatnagar. Mr. Bhatnagar informed Dr. Karp that he would need to discuss this request with certain members of Ixia’s board of directors but that he was prepared to support a price of $9.25 per Share. Shortly thereafter, Mr. Bhatnagar contacted Dr. Karp to communicate that Ixia was prepared to formally increase its Final Bid to $9.25 per Share. Also during the recess, the compensation committee of the Board of Directors met to consider, and ultimately approve, the term sheet outlining certain terms of employment proposed to be offered to the lead candidate to succeed Dr. Karp as the CEO. The Board then reconvened its meeting, at which time Dr. Karp updated the Board on his conversation with Mr. Bhatnagar. The Board was advised that the lead CEO candidate might withdraw his name from consideration if the CEO succession process did not reach a conclusion by the end of Sunday, May 10, 2009. After deliberation, the Board instructed the Company’s management, J.P. Morgan and WSGR to pursue the transaction with Ixia on an expedited basis targeting an announcement of the transaction on Sunday, May 10, 2009 or prior to the opening of stock markets on Monday, May 11, 2009.

On May 8, 2009, Mr. Bhatnagar informed Dr. Karp that Ixia required additional time to complete its due diligence, finalize the definitive transaction agreements and prepare for public announcement of the transaction. Mr. Bhatnagar proposed a revised announcement date of May 12, 2009 prior to the opening of stock markets, and requested that the Company enter into an exclusive due diligence and negotiation arrangement until that time. Dr. Karp and representatives of J.P. Morgan explained to Mr. Bhatnagar and representatives TWP, respectively, that the Board had determined to pursue a transaction with Ixia on the basis of an announcement date of May 10, 2009 or prior to the opening of the stock markets on Monday, May 11, 2009, and requested that Ixia reconsider the proposed change of the announcement date. Mr. Bhatnagar communicated that Ixia was unable to move its target announcement date earlier than 5:00 pm Eastern Time on May 11, 2009. Dr. Karp indicated that he would need to discuss this with the Board. Mr. Bhatnagar also sent a revised proposal letter to Dr. Karp outlining terms consistent with his verbal discussion, which also contained a request for an exclusive due diligence and negotiation period until 5:00 pm Eastern Time on May 11, 2009.

Later in the day on May 8, 2009, a special telephonic meeting of the Board was convened, during which the Board received an update on the status of discussions, and in particular, Ixia’s request for additional time, as well as the potential risks associated with delaying the announcement date. After careful consideration, the Board instructed J.P. Morgan and WSGR to contact Party B and determine if it would be prepared to raise its price to $9.50 per Share and remove a number of contingencies contained in its Final Bid relating to the certainty that a transaction would be announced and consummated and the amount of the break-up fee. The Board indicated to J.P. Morgan that if Party B was able to agree to these terms and commit to a target announcement on Tuesday, May 12, 2009, then the Company would be prepared to enter into an exclusive due diligence and negotiation period until Party B’s board meeting on May 12, 2009. If Party B were unable to so agree, the Board instructed the Company’s management and its advisors to continue to work with Ixia with a goal towards announcing a transaction on May 11, 2009, and authorized entering into an exclusive period with Ixia, once all of the contingencies with respect to Ixia’s Final Bid (as modified) had been removed. Representatives of J.P. Morgan and WSGR contacted Party B and requested that it consider the proposal outlined by the Board and provide a response promptly. Representatives of Party B informed representatives of J.P. Morgan later that day that Party B was unable to commit to all the terms outlined by J.P. Morgan and WSGR. In particular, Party B could not commit to increasing its price to $9.50 per Share until its board of directors meeting on Tuesday, May 12, 2009. Party B also pointed out that its due diligence review had been delayed by the bidding process, and expressed concern about completing its due diligence review by that date.

On May 8, 2009, Ixia and its representatives, outside legal counsel and other advisors continued their due diligence review with the cooperation of the Company and its representatives, outside legal counsel and other advisors. From May 8 through May 10, 2009, the parties and their respective outside legal counsel continued to negotiate the final remaining terms of the definitive transaction agreements, while Ixia completed its due diligence and removed the contingencies associated with its Final Bid (as modified). On May 10, 2009, J.P. Morgan received a request from Party B to facilitate a conversation with Dr. Karp for that day. That conversation was held, with Party B expressing its continued desire to pursue a potential business combination transaction with the Company, but that it was still unable to commit to the terms outlined on May 8th. Later in the day on May 10, 2009, after Ixia notified the Company that it had completed its due diligence contingencies and resolved the remaining material issues in the definitive transaction agreements, Ixia and the Company executed an exclusivity agreement that provided for an expiration time of 2:00 p.m. Pacific Time on May 11, 2009.

The Company was informed that, on May 11, 2009, Ixia’s board of directors held a telephonic special meeting to consider and discuss the proposed terms of the transaction with the Company. Each of the directors of Ixia was in attendance at the meeting. Ixia’s financial and outside legal advisors attended the meeting to discuss the proposed transaction. In particular, at the meeting, representatives of Ixia and Bryan Cave discussed legal due diligence findings and the terms of the Merger Agreement, the Support Agreement and the transactions contemplated thereby. In addition, Ixia’s management made various presentations to Ixia’s board of directors regarding the proposed transaction and due diligence findings and discussed the potential benefits and risks of the proposed transaction to Ixia and its shareholders. After a full discussion of the transaction, the board of directors of Ixia unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized Ixia’s management to execute the Merger Agreement. The Company was informed that, on May 11, 2009, Purchaser’s board of directors, acting by written consent, also approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. After the meeting, Ixia’s management informed the Company that Ixia’s and Purchaser’s respective boards of directors had approved the transaction.

Also on May 11, 2009, the Board met to consider the final terms and conditions of the proposed transaction with Ixia. Representatives of WSGR reviewed the fiduciary duties applicable to the Board’s decisions and actions with respect to its consideration of the proposed transaction as well as the terms and conditions of the Merger Agreement and other transaction agreements. Representatives of J.P. Morgan then presented its financial analysis to the Board, and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 11, 2009, to the effect that, as of the date of its written opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together and not separately, by holders of the Shares was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, which sets forth the assumptions made, procedures followed, matters considered and limitations on the opinion and scope of review undertaken by J.P. Morgan in rendering its opinion, is attached hereto as Annex II. Following extensive discussion, including consideration of the factors described under “Reasons for the Recommendation of the Board” below and that had previously been discussed with the Board, the Board voted unanimously to approve the Merger Agreement and the transactions contemplated thereby.

Following the meeting of the Board, Dr. Karp telephoned Mr. Bhatnagar to inform him that the Board had unanimously approved the transaction with Ixia. Later that day, the Merger Agreement was executed by officers of Ixia and the Company, and Ixia and the Company issued press releases announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Ixia.

Reasons for the Recommendation of the Board.

In evaluating and reaching its decision to approve the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favor of the adoption and approval of the Merger Agreement and the Merger, the Board consulted with the Company’s senior management, legal counsel and financial advisor. The Board also consulted with outside legal counsel regarding the Board’s fiduciary duties and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors discussed below, including the opinion of J.P. Morgan referred to below, the Board concluded that entering into the Merger Agreement with Ixia would yield the highest value reasonably available for the Company’s stockholders and is in the best interests of the Company.

The following discussion includes all material reasons and factors considered by the Board in making its recommendation, but is not, and is not intended to be, exhaustive.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects, if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Board also discussed the Company’s current business plan, including the risks associated with achieving and executing upon the Company’s business plan, the uncertainty of being able to expand the Company’s direct sales channels and to sustain long-term growth in revenues as a stand-alone company, the impact of general economic market trends on the Company’s sales, the continued consolidation in the Company’s industry and increased competition (especially from competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce the market price of the Shares;

•	Strategic Alternatives. The Board considered the possible alternatives to the acquisition by Ixia (including the possibility of being acquired by Party B or continuing to operate the Company as an independent entity potentially with a new Chief Executive Officer to be selected via a parallel process of searching for a successor to Dr. Karp, and the desirability and perceived risks of that alternative), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

•	CEO Succession Process. The Board considered the parallel process of searching for and selecting a successor to Dr. Karp as the Chief Executive Officer of the Company. The Board also considered not only the qualifications of the lead candidate that it had selected but also the timing constraints imposed by the lead candidate, including the possibility that as more time passed without a public announcement of a business combination transaction involving the Company, the lead candidate might withdraw his name from the CEO selection process;

•	Transaction Financial Terms; Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of Shares. The Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented (a) a premium of 9.5% over $8.45, the closing price per Share on the NASDAQ Global Select Market on May 8, 2009, the last full trading day prior to the date of the Board’s meeting to approve the Merger Agreement, (b) a premium of 28.2% over $7.22, the one month average trading price per Share prior to the date of the Board’s meeting to approve the Merger Agreement, (c) a premium of 39.1% over $6.65, the three month average trading price per Share prior to the date of the Board’s meeting to approve the Merger Agreement, (d) a premium of 44.8% over $6.39, the six month average trading price per Share prior to the date of the Board’s meeting to approve the Merger Agreement, (e) a premium of 44.2% over $6.42, the one year average trading price per Share prior to the date of the Board’s meeting to approve the Merger Agreement, and (f) a premium of 9.5% from $8.45, the highest closing price per Share price over the trailing 52-week period prior to the date of the Board’s meeting to approve the Merger Agreement;

•	Cash Consideration; Certainty of Value. The Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Ixia’s proposal was not subject to obtaining any outside financing;

•	Trading Volume of Shares. The Board considered the relatively low trading volume of the Shares in recent periods and the resulting likelihood that sales of significant amounts of Shares might depress the price per Share in the stock market, and, therefore, that the transactions contemplated by the Merger Agreement represented an opportunity to provide enhanced liquidity to the Company’s stockholders that the Board did not believe the stock market provided;

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement (including in relation to the anticipated timing (if any) of the potential transaction with Party B), and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Ixia and their subsidiaries) will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•	Business Reputation of Ixia. The Board considered the business reputation of Ixia and its management and the substantial financial resources of Ixia and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with Ixia and Purchaser could be completed relatively quickly and in an orderly manner. The Board also considered the impact of the Offer and the Merger on the Company’s and its subsidiaries’ employees, business partners, customers and others having dealings with them;

•	Opinion of the Company’s Financial Advisor. The Board considered the opinion of J.P. Morgan dated May 11, 2009 to the effect that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together and not separately (the “Transaction”), by holders of the Shares, was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion dated May 11, 2009 is attached hereto as Annex II. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the opinion and scope of review undertaken by J.P. Morgan in rendering its opinion. J.P. Morgan’s opinion was provided to the Board in connection with and for the purpose of its evaluation of the Transaction. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, of the $9.25 per Share cash consideration to be paid to the holders of Shares in the Transaction, and J.P. Morgan expressed no opinion as to the fairness of the Transaction to, or any consideration to be received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the Transaction or any other matter;

•	Alternative Proposals. The Board considered the results of the process that the Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate alternative acquisition proposals, including that Party B could not commit to a higher price per Share than the Offer Price, or that it could finish its due diligence review and finalize transaction agreements within the requested time frames. Based on the results of that process, the Company Board believed that the Offer Price obtained was the highest that was reasonably attainable;

•	The Merger Agreement. The Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company thereunder. These provisions included:

•	Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting, initiating or facilitating any Acquisition Proposal (as defined in the Merger Agreement) or entering into, participating in or continuing any discussions or negotiations with, or furnishing any information relating to the Company or any of its subsidiaries, or otherwise cooperating with or assisting any third party with respect to an Acquisition Proposal in a manner which would or would reasonably be expected to or facilitate the making of any Acquisition Proposal, the Merger Agreement does permit the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law), to (1) engage in negotiations or discussions with a third party that has made a Superior Proposal (as defined in the Merger Agreement) or an unsolicited bona fide Acquisition Proposal that the Board determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) could reasonably be expected to lead to a Superior Proposal and (2) thereafter furnish to such third party nonpublic information relating to the Company and its subsidiaries, in each case, subject to the terms of the Merger Agreement;

•	Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a Superior Proposal or an unsolicited bona fide Acquisition Proposal that the Board determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) could reasonably be expected to lead to a Superior Proposal, the Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, if the Board determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. In addition, in the event the Company receives a Superior Proposal, the Merger Agreement permits the Company, subject to compliance with the terms of the Merger Agreement and certain procedural requirements and simultaneous payment of a termination fee of $2,800,000 in cash to Ixia, to terminate the Merger Agreement, if Ixia does not make, within a three business day time period specified in the Merger Agreement, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal;

•	Termination Fee. The Board was of the view that the $2,800,000 termination fee payable by the Company to Ixia, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into or intended to enter into a more favorable transaction;

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Ixia’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Ixia’s ability to secure financing commitments;

•	Material Adverse Effect. The Board considered the provisions in the Merger Agreement that would permit Ixia to elect not to consummate the Offer if there occurs and is continuing as of or otherwise arising before the expiration of the Offer any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a “Material Adverse Effect” on the Company, including the definition of “Material Adverse Effect” and the exclusions therefrom contained in the Merger Agreement; and

•	Extension of Offer Period. The Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser would have the ability to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived;

•	Arrangements with Directors and Officers. The matters related to the Company’s directors and executive officers described above in Item 3 of this Schedule 14D-9;

•	Risks of the Transaction. In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions without the prior written consent of Ixia (not to be unreasonably withheld, conditioned or delayed);

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, executive officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company’s continuing business could potentially result in a loss of customers, business partners and employees;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales and customer relationships, operating results, stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that the necessary regulatory approvals or clearances to complete the Offer or the Merger may not be obtained or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders for U.S. federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

(c)	Intent to Tender.

The Company has been advised that all of its directors and executive officers that hold Shares intend to tender their Shares pursuant to the Offer. No subsidiaries of the Company own Shares.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company selected J.P. Morgan as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger and because it is familiar with the Company and its business. Pursuant to an engagement letter dated August 8, 2008, as amended, the Company retained J.P. Morgan to act as its exclusive financial advisor in connection with a possible transaction involving the sale of the Company, including the Transaction. Under the terms of J.P. Morgan’s engagement, the Company agreed to pay J.P. Morgan a fee, which the Company currently estimates to be approximately $3.0 million, for its financial advisory services in connection with the Transaction, a portion of which became payable in connection with the delivery of J.P. Morgan’s opinion to the Board and the balance of which is payable contingent upon the consummation of the Offer. In addition, the Company agreed to reimburse J.P. Morgan for its reasonable expenses and to indemnify J.P. Morgan and related parties against certain liabilities relating to, or arising out of, its engagement.

In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Ixia for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. In addition, J.P. Morgan and its affiliates own, as principal and in the ordinary course of their businesses, shares of the Company’s and Ixia’s common stock which, in each case, aggregated, as of May 11, 2009, less than 1% of the outstanding common stock of the Company and Ixia, respectively.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans, no transactions in Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company, except for issuances of Shares pursuant to the exercise of the Company’s stock options.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a)	Dissenters’ Rights.

Under the Nevada Revised Statutes (the “NRS”), and due to the listing of the Shares on the NASDAQ Global Select Market, the stockholders of the Company are not entitled to appraisal, dissenters’ or similar rights in connection with the Merger. The NRS provide no rights of dissent with respect to a plan of merger or exchange if the shares of the corporation are listed on a national securities exchange included in the national market system established by the National Association of Securities Dealers, Inc. or held by at least 2,000 stockholders of record, unless: (i) the articles of the corporation issuing the shares provide otherwise, or (ii) the stockholders are required to accept in exchange for their shares anything other than cash, shares in the surviving corporation, shares in another entity that is publicly listed or held by more than 2,000 stockholders, or any combination of cash or shares in the surviving entity or a publicly listed company.

(b)	Nevada Antitakover Statutes

Sections 78.411 to 78.444 of the NRS restrict certain business combinations with a stockholder beneficially owning 10% or more of the voting power (an “interested stockholder”) for three years unless the transaction resulting in a person becoming an interested stockholder or the business combination is approved by the board of directors prior to that person becoming an interested stockholder. Absent such a prior approval by the board of directors, after the three-year restricted period, an interested stockholder may effect a business combination if the combination is approved by a majority of the outstanding voting stock not beneficially owned by such stockholder or if certain fair price requirements are met. In accordance with Section 78.438 of the NRS, the Board has approved the Merger Agreement, the Offer and the Merger as described in Item 4 above, as well as approved the Support Agreement, and, therefore, the restrictions of Sections 78.411 to 78.444 of the NRS are inapplicable to the Offer, the Merger, the other transactions contemplated under the Merger Agreement and the Support Agreement.

Sections 78.378 to 78.379 of the NRS provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. The Company’s articles of incorporation and bylaws do not state that these provisions do not apply. Where applicable, these sections prohibit an acquiror from voting shares of a target company after exceeding certain threshold ownership percentages, until the acquiror provides certain information to the company and a majority of the disinterested stockholders vote to restore the voting rights of the acquiror’s shares at a meeting called at the request and expense of the acquiror. The applicability of these sections is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the corporation’s stock ledger; and does business in the State of Nevada directly or through an affiliated corporation. Because the Company does not satisfy these conditions, Sections 78.378 to 78.379 of the NRS are inapplicable to the Offer and the Merger.

(c)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days after receipt of the applicable filing forms (which were filed by each of Ixia and the Company on May 20, 2009), but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Ixia or the Company. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. The

Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Other than the filings required under the HSR Act, the Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency which would be required in connection with the Offer or the Merger. It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although the Company does not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

(d)	Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the NRS. Under Section 92A.120 of the NRS, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the Section 92A.120 of the NRS to effect the Merger. In the event the minimum condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(e)	Top-Up Option.

The summary of the Top-Up Option set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser or Ixia, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Ixia to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations based on a number of factors affecting the Company’s business, including, among other things, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process and overall economic and market conditions. Detailed discussions of these and other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Schedule 14D-9 are included from time to time in the Company’s SEC Reports, including the Company’s Annual Reports on Form 10-K and the Company’s Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated May 26, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the SEC on May 26, 2009).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser with the SEC on May 26, 2009).
(a)(3)	Information Statement of the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*+
(a)(4)	Letter to Stockholders of the Company, dated May 26, 2009, from Dr. Richard A. Karp, Chairman and Chief Executive Officer of the Company.*+
(a)(5)	Press Release issued by the Company, dated May 11, 2009 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by the Company with the SEC on May 12, 2009).
(a)(6)	Press Release issued by Ixia, dated May 11, 2009 (incorporated by reference to the press release under cover of Schedule TO filed by Purchaser with the SEC on May 12, 2009).
(a)(7)	Opinion of J.P. Morgan Securities Inc., dated May 11, 2009 (included as Annex II to this Schedule 14D-9).*+
(a)(8)	Summary Advertisement as published in The New York Times on May 26, 2009 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Purchaser with the SEC on May 26, 2009).
(a)(9)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser with the SEC on May 26, 2009).
(a)(10)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser with the SEC on May 26, 2009).
(a)(11)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser with the SEC on May 26, 2009).
(e)(1)	Agreement and Plan of Merger, dated as of May 11, 2009, by and among Ixia, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Company on May 13, 2009).
(e)(2)	Change of Control Severance Agreement by and between the Company and Richard A. Karp, Chairman and Chief Executive Officer, dated June 13, 2008 (identical agreements were entered into on June 13, 2008 between the Company and its other executive officers, namely David Mayfield, Christopher Stephenson, Terry Eastham, Barbara J. Fairhurst, Kathy Omaye-Sosnow, Adam Fowler and Kalyan Sundhar) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed by the Company on August 6, 2008).
(e)(3)	Mutual Non-Disclosure Agreement, dated as of March 25, 2009, by and among the Company and Ixia.+
(e)(4)	Support Agreement, dated as of May 11, 2009, by and among Ixia, Purchaser, Dr. Richard A. Karp and Nancy H. Karp (incorporated by reference to Exhibit 2.2 to Ixia’s Current Report on Form 8-K filed by Ixia with the SEC on May 12, 2009).
(e)(5)	Employment Agreement, dated as of May 11, 2009, by and between Ixia and Dr. Richard A. Karp (incorporated by reference to Exhibit 10.1 to Ixia’s Current Report on Form 8-K filed by Ixia with the SEC on May 12, 2009).
(g)	Not applicable.
Annex I	Information Statement.*+
Annex II	Opinion of J.P. Morgan Securities Inc., dated May 11, 2009.*+

*	Included with the statement mailed to stockholders of the Company.

+	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATAPULT COMMUNICATIONS CORPORATION

By:	/s/ Richard A. Karp
Richard A. Karp
Chairman of the Board of Directors and Chief
Executive Officer

Dated: May 26, 2009

Annex I
Information Statement

Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about May 26, 2009 to holders of record of shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Ixia, a California corporation (“Ixia”), for all of the issued and outstanding Shares. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Board”). Such designation would be made pursuant to Section 2.3 of an Agreement and Plan of Merger, dated as of May 11, 2009, by and among Ixia, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a tender offer to purchase all of the outstanding Shares, at a price of $9.25 per Share in cash (the “Offer Price”) without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 26, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2009. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City Time, on June 22, 2009, at which time, if all conditions to the Offer set forth in the Merger Agreement have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Schedule TO.

Section 2.3 of the Merger Agreement provides that, promptly after such time as Purchaser accepts for payment Shares pursuant to the Offer representing at least a majority of the outstanding Shares and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Ixia will be entitled to designate such number of directors to the Board (rounded up to the next whole number) equal to the product of the total number of directors on the Board (giving effect to the election of any additional directors to the Board pursuant to Section 2.3 of the Merger Agreement) and the percentage that the aggregate number of Shares beneficially owned by Ixia and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares then outstanding and the Company shall, subject to applicable law and the articles of incorporation and bylaws of the Company, cause Ixia’s designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Ixia to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board and (B) as requested by Ixia, each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case, subject to applicable law and the articles of incorporation and bylaws, or comparable organizational instruments, of the Company and such subsidiaries.

Notwithstanding the foregoing, from the time at which Purchaser accepts Shares for payment pursuant to the Offer until the effective time of the Merger, the Company shall use its commercially reasonable efforts to cause the

A-I-1

Board to always have at least two directors who were directors on the date of the Merger Agreement, who are not employed by the Company and who are not affiliates or employees of Ixia or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NASDAQ Stock Market, LLC (the “NASDAQ”) (the “Continuing Directors”), but if the number of Continuing Directors shall be reduced below two for any reason whatsoever, the remaining Continuing Director shall be entitled to designate any other person(s) who shall not be an affiliate or employee of Ixia or any of its subsidiaries to fill such vacancies and such person(s) shall be deemed to be a Continuing Director(s) for purposes of the Merger Agreement; provided further, that the remaining Continuing Directors shall fill such vacancies as soon as practicable, but in any event within ten business days, and further provided that if no such Continuing Director is appointed in such time period, Ixia shall designate such Continuing Director(s); provided further, that if no Continuing Director then remains, the other directors shall designate two persons who shall not be affiliates, consultants, representatives or employees of Ixia or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. Furthermore, following the election or appointment of Ixia’s designees to the Board and until the effective time of the Merger, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or termination of the Merger Agreement on behalf of the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action hereunder by Ixia or Purchaser, any exercise, enforcement or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment of the articles of incorporation or bylaws of the Company that would adversely affect the holders of Shares, but following such time as Purchaser accepts Shares for payment pursuant to the Offer, Ixia may cause its designees elected or appointed pursuant to the Merger Agreement to withdraw or modify any Adverse Recommendation Change (as defined in the Merger Agreement) that may have been made prior to such time without the approval of the majority of the Continuing Directors.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Ixia’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Ixia, Purchaser and Ixia’s designees has been furnished to the Company by Ixia, and the Company assumes no responsibility for the accuracy or completeness of such information.

IXIA’S DESIGNEES TO COMPANY’S BOARD OF DIRECTORS

Information with respect to the Designees

As of the date of this Information Statement, Ixia has not determined who will be Ixia’s designees. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Ixia has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Ixia, 26601 W. Agoura Road, Calabasas, California 91302.

A-I-2

		Present Principal Occupation or
		Employment;
Name and		Material Positions Held During the
Address	Age	Past Five Years

Atul Bhatnagar	51	Mr. Bhatnagar has been a director of Ixia since 2007. Mr. Bhatnagar joined Ixia as President and Chief Operating Officer and as a director in September 2007 and became President and Chief Executive Officer in March 2008. From July 2006 until August 2007, Mr. Bhatnagar served as Vice President, Products of Divatas Networks, a developer of enterprise network solutions that provide voice and data mobility over disparate networks. From 2000 until June 2006, Mr. Bhatnagar served as Vice President and General Manager of Nortel’s Enterprise Data Networks Division. Since May 2009, Mr. Bhatnagar has served as a director and as President of Purchaser.
Errol Ginsberg	53	Mr. Ginsberg served as Ixia’s President from May 1997 until September 2007 and held the additional position of Chief Executive Officer from September 2000 until March 2008 when he assumed his current position as Chief Innovation Officer. Mr. Ginsberg has been a director of Ixia since May 1997, and became Chairman of the Board in January 2008. Mr. Ginsberg has served as a director of Purchaser since May 2009.
Thomas B. Miller	53	Mr. Miller has served as Chief Financial Officer of Ixia since March 2000 and as CFO/Treasurer of Purchaser since May 2009.
Ronald W. Buckly	57	Mr. Buckly joined Ixia as Senior Vice President, Corporate Affairs and General Counsel in April 2007. From January 2004 until December 2006, Mr. Buckly served as Senior Vice President, Corporate Affairs and General Counsel of Tekelec, a telecommunications equipment manufacturer. He has also served as Ixia’s Corporate Secretary since its formation in May 1997. Mr. Buckly has served as Secretary of Purchaser since May 2009.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Company’s common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of May 8, 2009, there were 11,301,255 Shares outstanding. As of the date of this Information Statement, Ixia and its affiliates do not own any Shares.

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MANAGEMENT

Directors and Executive Officers

The following tables set forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company. This information is current as of May 8, 2009.

Directors

Name of Director	Age	Principal Occupations	Director Since

Peter S. Cross(1)(2)(3)	62	Retired	2003
R. Stephen Heinrichs(1)(3)	62	Retired	2005
Nancy H. Karp(2)(3)	64	Retired	1985
Richard A. Karp	65	Chief Executive Officer and Chairman of the Board	1985
John M. Scandalios(1)(2)	78	Retired	1987

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of Nominating Committee.

Dr. Peter S. Cross has served as one of the Company’s directors since October 2003. Dr. Cross is an independent investor involved as a director, technical advisor and management and engineering consultant. He retired in 1996 from Bay Networks, a telecommunications equipment manufacturer now a part of Nortel Networks, as Senior Vice President of Engineering. From 1987 to 1994, Dr. Cross served as Vice President of Engineering at SynOptics Communications, a telecommunications equipment manufacturer that merged with Wellfleet Communications to form Bay Networks. Dr. Cross holds a B.S.E.E. degree from the California Institute of Technology, and M.S. and Ph.D. degrees in electrical engineering and computer science from the University of California, Berkeley.

Mr. R. Stephen Heinrichs has served as one of the Company’s directors since September 2005. Before his retirement in 2001, Mr. Heinrichs was Chief Financial Officer of Avistar Communications Corporation, a publicly-held video communications company, which he co-founded and for which he presently serves as a director. Mr. Heinrichs is also a director of PDF Solutions, Inc., a provider of software and services for integrated circuit design and manufacture. Mr. Heinrichs was a member of the board of directors of Artisan Components and was its audit committee chairman from January 2003 until the company was acquired in 2005. From 1976 through 1989 he was Chief Financial Officer of Teknekron, a private venture firm, and Chairman and Chief Executive Officer of several Teknekron companies. Mr. Heinrichs holds a B.S. from California State University, Fresno, in accounting and is a Certified Public Accountant.

Ms. Nancy H. Karp has served as one of the Company’s directors since the Company’s inception. She also served as the Company’s Treasurer from inception to September 1997 and as the Company’s Secretary from inception to October 2002. Ms. Karp holds an M.B.A. from Claremont Graduate University, an M.P.H. degree (public health) from the University of California at Berkeley and a B.S. degree from Texas Tech University.

Dr. Richard A. Karp founded the Company in 1985.  He has served as the Company’s Chief Executive Officer and Chairman of the Board since inception and as President from inception to May 2000. Dr. Karp holds a Ph.D. in computer science from Stanford University, an M.S. degree in mathematics from the University of Wisconsin and a B.S. degree in science from the California Institute of Technology.

Mr. John M. Scandalios has served as one of the Company’s directors since November 1987. From 1994 through April 1999, Mr. Scandalios served as Vice President of Sales at Flowpoint Corporation, a computer networking company. Mr. Scandalios holds M.B.A. and B.A. degrees from the University of Chicago.

Dr. Karp and Ms. Karp were married until June 1998. There are no other family relationships between directors and executive officers of the Company.

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Executive Officers

Name	Age	Positions

Richard A. Karp	65	Chief Executive Officer and Chairman of the Board
David Mayfield	60	President and Chief Operating Officer
Chris Stephenson	57	Vice President, Chief Financial Officer and Secretary
Adam Fowler	46	Vice President, Marketing
Barbara J. Fairhurst	61	Vice President, Operations
Terry Eastham	62	Vice President, Sales and Support
Kathy T. Omaye-Sosnow	52	Vice President, Human Resources
Kalyan Sundhar	39	Vice President, Engineering

Dr. Richard A. Karp founded the Company in 1985 and has served as the Company’s Chief Executive Officer and Chairman of the Board since inception. In May 2000, Dr. Karp relinquished his title as President to David Mayfield, the Company’s Chief Operating Officer. Dr. Karp holds a Ph.D. in computer science from Stanford University, an M.S. in mathematics from the University of Wisconsin and a B.S. in science from the California Institute of Technology.

Mr. David Mayfield joined the Company in May 2000 as the Company’s President and Chief Operating Officer. Prior to joining the Company, Mr. Mayfield served as interim General Manager at Scitex Digital Video, a manufacturer of non-linear digital video editing systems. Prior to 1998, Mr. Mayfield was Executive Vice President and General Manager of the Philips DVS organization in Salt Lake City, UT, a manufacturer of digital video systems. Mr. Mayfield holds a B.S. in Electrical Engineering from California Polytechnic State University and has completed selected courses towards a M.S.E.E. at the University of Santa Clara.

Mr. Chris Stephenson joined the Company in July 2000 in a full-time consulting capacity and assumed the role of Chief Financial Officer in February 2001 upon approval of the required work visa. From 1985 to April 2000, he was Chief Financial Officer of Telco Research Corporation Limited and its predecessor, TSB International Inc., both telecommunications management companies. He holds a B.A. and an M.A. from the University of Toronto.

Mr. Adam Fowler joined the Company in August 2002 in connection with the Company’s acquisition of Tekelec’s Network Diagnostics Business and was promoted to the position of Vice President of Advanced Development in January 2003. In December 2005, he assumed the position of Vice President, Product Management and in April 2008, the position of Vice President, Marketing. From 1998 to 2002, Mr. Fowler held progressively more senior development management positions with Tekelec, lastly that of Assistant Vice President of Engineering with responsibility for the MGTS product line. Prior to 1998, he was employed by Nortel, Inc. for 14 years, where his last position was Senior Manager, Product Development and Verification. Mr. Fowler holds a B.S.E in Electrical Engineering from Duke University.

Ms. Barbara J. Fairhurst joined the Company in June 1995 as Director of Operations. From 1994 to 1995, Ms. Fairhurst was Principal at BJF Consulting, a consulting firm, where she developed business plans and implemented operating systems. From 1990 to 1993, Ms. Fairhurst was Corporate Vice President at Intersource Technologies, Inc., a developer of lighting technology, where she was responsible for operations and manufacturing. Prior to that time, Ms. Fairhurst spent 10 years as President and Chief Operating Officer of Sequential Circuits, a manufacturer of electronic music equipment. Ms. Fairhurst holds a M.B.A. from Santa Clara University and a B.A. from San Jose State University.

Mr. Terry Eastham joined the Company in 1999 as the Company’s first Vice President of Marketing and assumed the position of Vice President, Sales and Support in April 2008. Prior to joining the Company, he served as Chief Operating Officer for Sherwood Networks, a manufacturer of network computers and display terminals. Previously, he spent six years at Wyse Technology, a manufacturer of display terminals, as Vice President of Product Marketing and 17 years at Hewlett-Packard Company where he held a variety of marketing and sales development positions. Mr. Eastham holds both a M.B.A. degree and a M.S. in Physics degree from Washington University and a B.S. degree in Physics from Oklahoma State University.

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Ms. Kathy T. Omaye-Sosnow joined the Company in 1997 as the Company’s Manager of Human Resources. She was promoted to the position of Director of Human Resources in June 1999 and to Vice President of Human Resources in November 2000. Prior to joining the Company, she held a variety of human resources positions, most recently as Manager of Corporate Employment at McKesson HBOC Corporation, a pharmaceutical distributor and health management corporation. Ms. Omaye-Sosnow holds a B.S. degree in Human Resources from California State University, Sacramento.

Mr. Kalyan Sundhar joined the Company in connection with the Company’s acquisition of Tekelec’s Network Diagnostics Business and was promoted to the position of Vice President of Engineering in November 2006. From 1999 to 2002, Mr. Sundhar held senior engineering management positions with Tekelec. Prior to joining Tekelec, he was responsible for developing software for various switching and wireless products for Nortel. Mr. Sundhar holds a B.E. in Computer Science & Engineering from Madras University, India and an M.S in Computer Science from Clemson University.

Board of Directors and Committee Meetings

The Board held eight meetings during the fiscal year ended September 30, 2008. Each of the Company’s directors attended at least 75% of the meetings of the Board and the committees on which he or she served in the fiscal year ended September 30, 2008. The Company’s directors are expected, absent exceptional circumstances, to attend all Board meetings and meetings of committees on which they serve, and are also expected to attend the Company’s Annual Meetings of Stockholders. All directors attended the 2009 Annual Meeting of Stockholders.

The Board has summarized its corporate governance practices in the Catapult Communications Corporation Corporate Governance Guidelines, a copy of which is available on the Company’s Investor page at http://www.catapult.com/investor/index.htm. The Board currently has three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee has a written charter approved by the Board outlining the principal responsibilities of the committee. These charters are also available on the Investor Relations page of the Company’s website. All of the Company’s directors, other than the Company’s Chief Executive Officer, meet in executive sessions without management present on a regular basis.

Audit Committee

The purpose of the Company’s Audit Committee is to oversee the Company’s accounting and financial reporting processes and audits of the Company’s financial statements and to assist the Board in the oversight and monitoring of (i) the integrity of the its financial statements, (ii) its accounting policies and procedures, (iii) its compliance with legal and regulatory requirements, (iv) its independent registered public accounting firm’s qualifications, independence and performance, (v) its disclosure controls and procedures, and (vi) its internal control over financial reporting. In addition, the Audit Committee’s responsibilities include reviewing and pre-approving any audit and non-audit services, reviewing, approving and monitoring the Company’s Code of Ethics for Principal Executive and Senior Financial Officers and establishing procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee of the Board consists of Directors Cross, Heinrichs, and Scandalios. The Audit Committee held six meetings during the fiscal year ended September 30, 2008. Mr. Heinrichs serves as Chairman of the Audit Committee. None of the current Audit Committee members is an employee of the Company, and all of them are independent within the meaning of the rules of the SEC and the listing standards of the NASDAQ (the “NASDAQ Rules”). The Board has designated Mr. Heinrichs as an “audit committee financial expert” within the meaning of the requirements of the SEC and has determined that he has the accounting and related financial management expertise to satisfy the requirement that at least one member of the Audit Committee be financially sophisticated within the meaning of the NASDAQ Rules.

Compensation Committee

The purpose of the Company’s Compensation Committee is to discharge the Board’s responsibilities for approving and evaluating officer compensation plans, policies and programs, to review and make recommendations regarding compensation for the Company’s employees and directors, and to administer the Company’s equity

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compensation plans. The Compensation Committee of the Board consists of Directors Cross, Scandalios and Nancy Karp. The Compensation Committee held six meetings during the fiscal year ended September 30, 2008. Mr. Scandalios serves as Chairman of the Compensation Committee. Each member of the Compensation Committee is independent within the meaning of the NASDAQ Rules.

Nominating Committee

The purpose of the Company’s Nominating Committee is to assist the Board in identifying prospective director nominees and recommending director nominees for election to the Board and for committees. The Nominating Committee currently consists of Directors Cross, Heinrichs and Nancy Karp and held one meeting during the fiscal year ended September 30, 2008. Mr. Cross is the Chairman of the Nominating Committee. Each member of the Nominating Committee is independent within the meaning of the NASDAQ Rules.

Director Independence

In accordance with the NASDAQ listing standards, the Board undertook its annual review of the independence of the directors and considered whether any director had a material relationship with the Company or its management that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Board affirmatively determined that the current board members, other than Dr. Karp, the Company’s Chief Executive Officer, are “independent directors” under the NASDAQ Rules. Additionally, the members of the Company’s three standing committees are required to be, and the Board has determined that each member is, independent in accordance with the NASDAQ rules and SEC requirements.

In making its independence determination, the Board considered various relationships. In assessing Mr. Heinrichs’ independence, the Board considered a series of commercial transactions during fiscal 2007 and fiscal 2008 for the purchase of video communications equipment in an aggregate amount under $45,000 by the Company from a company of which Mr. Heinrichs is a director and a significant stockholder. The transaction was conducted on normal commercial terms, and Mr. Heinrichs played no role in the transaction. The Board determined that this transaction and relationship did not violate the NASDAQ independence standards and were not material to the ability of this director to exercise independent judgment in carrying out his duties and responsibilities as director of the Company and as a member of any committee of the Board.

Stockholder Communications with the Board

Stockholders may communicate with the Board by writing to the Board at Catapult Communications Corporation, Attention: Corporate Secretary, 160 South Whisman Road, Mountain View, CA 94041. Stockholders who would like their submission directed to a particular member of the Board may so specify and the communication will be forwarded as appropriate.

Policy for Director Recommendations and Nominations

The Nominating Committee considers candidates for Board membership recommended by Board members, management and the Company’s stockholders. It is the policy of the Nominating Committee to consider recommendations for candidates to the Board from any stockholder holding, as of the date the recommendation is submitted, not less than 1% of the then outstanding Shares continuously for at least 12 months prior to such date. The Nominating Committee will consider a director candidate recommended by the Company’s stockholders in the same manner as a nominee recommended by a Board member, management or other sources. In addition, a stockholder may nominate a person directly for election to the Board at an Annual Meeting of Stockholders provided the stockholder meets the requirements set forth in the Company’s bylaws.

Where the Nominating Committee has either identified a prospective nominee or determined that an additional or replacement director is required, the Nominating Committee may take such measures that it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the Nominating Committee, members of the Board or

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management. In its evaluation of director candidates, including the members of the Board eligible for re-election, the Nominating Committee considers a number of factors, including:

•	the current size and composition of the Board and the needs of the Board and the respective committees of the Board, and

•	such factors as judgment, independence, character and integrity, age, area of expertise, diversity of experience, length of service, and potential conflicts of interest.

The Nominating Committee has also specified the following minimum qualifications that it believes must be met by a nominee for a position on the Board:

•	the highest personal and professional ethics and integrity,

•	proven achievement and competence in the nominee’s field and the ability to exercise sound business judgment,

•	skills that are complementary to those of the existing Board,

•	the ability to assist and support management and make significant contributions to the Company’s success, and

•	an understanding of the fiduciary responsibilities that are required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

After completing its evaluation, the Nominating Committee makes a recommendation to the full Board as to the persons who should be nominated to the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating Committee.

Universal Code of Ethics and Code of Ethics for Officers

The Board has adopted a Code of Ethics that is applicable to all of the Company’s employees, officers and directors. The Code of Ethics is intended to ensure that the Company’s employees act in accordance with the highest ethical standards. In addition, the Company has in place a Code of Ethics for Principal Executive and Senior Financial Officers, which applies to the Company’s Chief Executive Officer and Chief Financial Officer, who also serves as its principal accounting officer. This code is intended to deter wrongdoing and promote ethical conduct among the Company’s executives and to ensure all of the Company’s public disclosure is full, fair and accurate. Both the Code of Ethics and the Code of Ethics for Principal Executive and Senior Financial Officers are available on the Investor page of the Company’s website at http://www.catapult.com/investor/index.htm. If any substantive amendments are made to the Code of Ethics and Code of Ethics for Principal Executive and Senior Financial Officers or any waiver granted, the Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding such amendment to, or waiver from, a provision of the Code of Ethics and Code of Ethics for Principal Executive and Senior Financial Officers by posting such information on the Company’s website, at the address and location specified above, or as otherwise required by the NASDAQ.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information relating to the beneficial ownership of Shares as of May 8, 2009 (except as otherwise indicated) by:

•	each stockholder known by the Company to own beneficially more than 5% of the outstanding Shares;

•	each of the Company’s named executive officers;

•	each of the Company’s directors; and

•	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined based on the rules of the SEC. The column captioned “Total Shares and Shares Underlying Exercisable Options or Convertible Securities Beneficially Owned” includes the number of Shares subject to options or convertible securities that are exercisable as of May 8, 2009 or will become exercisable on or before July 7, 2009, 60 days after May 8, 2009. The number of Shares subject to options or convertible securities that each beneficial owner has the right to acquire on or before July 7, 2009 is listed separately under the column “Number of Shares Underlying Options or Convertible Securities Exercisable on or before July 7, 2009.” These Shares are not deemed exercisable for purposes of computing the beneficial ownership of any other person. Applicable percentage of beneficial ownership is based upon 11,301,255 Shares outstanding as of May 8, 2009, together with applicable options for each stockholder. The address for those individuals for which an address is not otherwise provided is c/o Catapult Communications Corporation, 160 South Whisman Road, Mountain View, California 94041. Unless otherwise indicated, the Company believes the stockholders listed have sole voting or investment power with respect to all shares, subject to applicable community property laws.

	Amount and Nature of Beneficial Ownership
		Number	Total Shares
		of Shares	and Shares
		Underlying	Underlying
		Options or	Exercisable
		Convertible	Options or
	Number of	Securities	Convertible	Percentage of
	Outstanding	Exercisable	Securities	Outstanding
	Shares	on or before	Beneficially	Shares
	Beneficially	July 7, 2009	Owned	Beneficially
Name and Address	Owned (#)	(#)	(#)	Owned (%)

Richard A. Karp(1)	2,844,768	242,291	3,087,059	26.74
Nancy H. Karp(2)	1,347,281	36,248	1,383,525	12.20
T. Rowe Price Associates, Inc.(3)	1,272,501	—	1,272,501	11.26
100 East Pratt St.
Baltimore, MD 21202
Dimensional Fund Advisors LP(4)	1,101,686	—	1,101,686	9.75
1299 Ocean Avenue
Santa Monica, California 90401
Renaissance Technologies, L.L.C.(5)	630,200	—	630,200	5.58
800 Third Avenue, 33rd Floor
New York, NY 10022
David Mayfield	—	211,707	211,707	1.84
Christopher Stephenson	—	107,790	107,790	*
John M. Scandalios	13,350	26,248	41,058	*
Peter S. Cross	—	40,623	40,623	*
R. Stephen Heinrichs	—	39,685	39,685	*
All directors and executive officers as a group (12 persons)(1)(2)	4,244,483	1,304,616	5,549,099	44.02

*	Less than 1%

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(1)	Includes 92,328 shares held by trusts for the benefit of Dr. Karp’s children of which Dr. Karp is a trustee. Dr. Karp has voting and dispositive control over such shares.

(2)	Includes 61,328 shares held by trusts for the benefit of Ms. Karp’s children of which Ms. Karp is a trustee. Ms. Karp has voting and dispositive control over such shares.

(3)	The number of shares and other information presented is as reported in a Form 13F filed by T. Rowe Price Associates, Inc. (“Price Associates”) with the Securities and Exchange Commission on May 14, 2009, reflecting stock held as of March 31, 2009. However, because Form 13F requires the disclosure of shares pursuant to which an institutional investment manager exercises investment discretion (as contrasted with beneficial ownership), the Company also notes that a Schedule 13G was filed on February 12, 2009 and reflects 1,318,300 shares of the Company’s common stock held as of December 31, 2008. This filing reports that Price Associates has sole voting power with respect to 226,500 shares and sole dispositive power with respect to 1,318,300 shares. These securities are owned by various individuals and institutional investors, which Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaim that it is, in fact, the beneficial owner of such securities. The Company has not attempted to verify independently any of the information contained in the Form 13F or Schedule 13G.

(4)	The number of shares and other information presented is as reported in a Form 13F filed by Dimensional Fund Advisors LP (“Dimensional”) with the Securities and Exchange Commission on May 8, 2009, reflecting stock held as of March 31, 2009. However, because Form 13F requires the disclosure of shares pursuant to which an institutional investment manager exercises investment discretion (as contrasted with beneficial ownership), the Company also notes that a Schedule 13G was filed on February 9, 2009 and reflects 1,101,586 shares of the Company’s common stock held as of December 31, 2008. This filing reports that Dimensional has sole voting power with respect to 1,085,575 shares and sole dispositive power with respect to 1,101,586 shares. These securities are owned by various individuals and institutional investors, which Dimensional serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Dimensional is deemed to be a beneficial owner of such securities; however, Dimensional expressly disclaim that it is, in fact, the beneficial owner of such securities. The Company has not attempted to verify independently any of the information contained in the Form 13F or Schedule 13G.

(5)	The number of shares and other information presented is as reported in a Form 13F filed by Renaissance Technologies, L.L.C. (“Renaissance”) with the Securities and Exchange Commission on May 14, 2009 and reflects stock held as of March 31, 2009. However, because Form 13F requires the disclosure of shares pursuant to which an institutional investment manager exercises investment discretion (as contrasted with beneficial ownership), the Company also notes that a Schedule 13G was filed on February 13, 2009 and reflects 633,600 shares of the Company’s common stock held as of October 31, 2008, with respect to all of which it has sole voting power and dispositive power. The Company has not attempted to verify independently any of the information contained in the Form 13F or Schedule 13G.

TRANSACTIONS WITH RELATED PERSONS

David Mayfield, the Company’s President and Chief Operating Officer, received an interest-free employee relocation loan from the Company in November 2000 in the amount of $250,000 when he joined the Company. The loan is secured by a second deed of trust on Mr. Mayfield’s principal residence. The loan is repayable in quarterly payments of $2,100, with a balloon payment due in November 2015. The principal amount outstanding on the loan as of October 1, 2007 was $191,200 and the debt had been reduced to $184,900 at September 30, 2008. The loan was made prior to the enactment of the Sarbanes-Oxley Act of 2002.

Henry P. Massey, Jr., a former director who did not stand for re-election in 2008, is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which provides various legal services to the Company. During the Company’s fiscal year ended September 30, 2008, the Company incurred expenses of approximately $285,000 in fees for legal services.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of initial ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company’s review of the copies of such forms received by the Company, or written representations from certain reporting persons, the Company believes that all of its executive officers, directors and greater than 10% stockholders complied with all applicable filing requirements during fiscal year 2008, except for option grants made on April 28, 2008 to eight executive officers and four independent directors which were not reported on Forms 4 until September 2, 2008.

EXECUTIVE COMPENSATION

Base Salaries

In light of the difficult conditions prevailing in the Company’s industry commencing in fiscal 2007, the only significant adjustment to the base salaries of the Company’s executive officers in fiscal 2008 was that Dr. Karp, the Company’s Chief Executive Officer, took a voluntary reduction in his base salary of 50% for the second half of the fiscal year 2008.

Variable Compensation

For fiscal year 2008, the Compensation Committee initially determined to base executive variable compensation exclusively on attainment by the Company of quarterly performance goals based on bookings. In April 2008, the Compensation Committee amended the Company’s third and fourth fiscal quarter performance goals to be based 50% on bookings and 50% on pre-FAS 123(R) earnings before interest, taxes, depreciation and amortization. No bonus could be earned unless at least 50% of the quarterly performance goal was achieved. Bonuses then scaled up on a linear basis to 100% of the assigned target bonus upon achievement of 100% of each performance goal. If the performance goals were exceeded, higher bonuses would be earned on the same linear basis. Although the Company underperformed on its quarterly bookings goals, it substantially overperformed on its earnings goal in the fourth fiscal quarter. As a result, the Company’s executives who were employed by the Company for the full fiscal year earned 100% of their aggregate target bonuses for the fiscal year.

Long-Term Equity Incentives

The exercise price of options granted under the Company’s 1998 Stock Plan is 100% of the fair market value of the underlying stock on the date of grant. Stock options granted under the Company’s 1998 Stock Plan have 10-year terms and generally become vested over a four-year period, with 12.5% of the shares vesting after six months and the remainder vesting in equal monthly installments over the next three and one-half years. The Company believes this provides a reasonable time frame in which to align the executive officer’s performance with the price appreciation of Shares and is consistent with prevailing practices for comparable companies. In the event that the Company is acquired through a merger or sale of assets, the 1998 Stock Plan provides that if the outstanding stock options are not assumed by the successor company they will become exercisable in full without regard to any remaining vesting.

Company-Wide Profit-Sharing Plan

The Company maintains a Company-wide annual bonus plan that is approved every two years by the Board. Under this plan, bonuses are determined on a quarterly basis when the Company meets specified quarterly sales and profit goals, but payments under the plan, if any, are only made after the end of the fiscal year when the final determination is made. All employees, including executive officers, participate in this plan. The maximum payment per employee is $7,200, subject to applicable withholdings. No amounts were paid under this plan for fiscal 2008.

Employment Agreements and Change-in-Control Arrangements

Although the Company’s executives do not have employment agreements, on June 13, 2008, the Company entered into Change of Control Severance Agreements with the following executive officers: Richard A. Karp,

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David Mayfield, Christopher Stephenson, Terry Eastham, Barbara J. Fairhurst, Kathy Omaye-Sosnow, Adam Fowler and Kalyan Sundhar. The terms “cause,” “change of control” and “good reason” as used in the summary below are each defined terms in the agreements. These agreements provide for the following benefits:

(i) Subject to the executive officer’s continued employment through the effective date of a change of control of the Company, the executive officer will receive a lump sum payment in an amount equal to 12 months of the executive officer’s annual base salary as in effect immediately prior to the change of control; and

(ii) If the Company terminates the executive officer’s employment without cause or if the executive officer resigns from such employment for good reason on or within the 12-month period after a change of control, (A) the executive officer will be entitled to receive a lump sum amount equal to 100% of the executive officer’s annual base salary as in effect immediately prior to the executive officer’s termination date, or, if greater, at the level in effect immediately prior to the change of control; (B) all outstanding equity awards will vest in full as to 100% of the unvested portion of the award, and the executive officer will have up to six months following termination to exercise or acquire such awards; and (C) the executive officer will be entitled to reimbursement for the cost of continued COBRA premiums for up to 18 months.

The Change of Control Severance Agreements will terminate on December 31, 2009 unless extended by mutual agreement of the parties. If any executive officer becomes entitled to benefits pursuant to his or her agreement, such agreement will not terminate until all of the obligations in the agreement have been satisfied.

In addition to the benefits provided pursuant to such Change of Control Severance Agreements, stock options held by all employees may become fully exercisable under certain circumstances in the event of an acquisition of the Company.

Compensation Tables

The following table presents information concerning the total compensation of the Company’s Chief Executive Officer and the Company’s two other most highly compensated officers (the “Named Executive Officers”) for services rendered to the Company in all capacities for the fiscal years ended September 30, 2008 and 2007:

Summary Compensation Table

			Discretionary				Nonqualified
			Non-Plan			Non-Equity	Deferred	All
			Based	Stock	Option	Incentive Plan	Compensation	Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation
Principal Position	Year	($)	($)	($)	($)(1)	($)(2)	($)	($)(3)	Total ($)

Richard A. Karp	2008	240,003	—	—	256,038	180,840	—	22,054	698,935
Chief Executive	2007	320,004	—	—	246,846	129,285	—	20,215	716,350
Officer and Chairman
of the Board of Directors
David Mayfield	2008	290,000	—	—	268,964	160,746	—	15,625	735,335
President and Chief	2007	290,000	—	—	276,750	114,958	—	14,284	695,992
Operating Officer
Christopher Stephenson	2008	234,423	—	—	190,707	120,559	—	13,458	559,147
Vice President, Chief	2007	229,255	—	—	217,163	86,390	—	12,077	544,885
Financial Officer and Secretary

(1)	The amounts shown do not reflect compensation actually received. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2008 and 2007 for stock option awards granted during and prior to fiscal 2008 and 2007 as determined pursuant to FAS 123(R). The assumptions used to calculate the value of option awards are set forth in Note 9 of the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for fiscal 2008.

(2)	Represents bonuses paid under the fiscal 2008 and fiscal 2007 Executive Officer Variable Compensation Plans. The fiscal 2007 amounts also include a $352 payment under the Company-Wide Profit Sharing Plan.

(3)	Includes (a) health insurance premiums of approximately $19,293 for Dr. Karp, $12,733 for Mr. Mayfield, and $12,755 for Mr. Stephenson in 2008 and $17,196 for Dr. Karp, $11,362 for Mr. Mayfield, and $11,362 for

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Mr. Stephenson in 2007; (b) employer matching contributions to each officer’s 401(k) plan in fiscal 2008 and 2007 of $2,000 for each of Dr. Karp and Mr. Mayfield; and (c) life insurance premiums.

The following table presents certain information concerning equity awards held by the Named Executive Officers at the end of the fiscal year ended September 30, 2008:

Outstanding Equity Awards at Fiscal 2008 Year-End

	Option Awards(1)						Stock Awards
										Equity
									Equity	Incentive
									Incentive	Plan
									Plan	Awards:
									Awards:	Market or
				Equity					Number of	Payout
				Incentive					Unearned	Value of
				Plan					Shares, Units	Unearned
	Number of	Number of		Awards:				Market	or Other	Shares,
	Securities	Securities		Number of			Number of	Value of	Rights	Units or Other
	Underlying	Underlying		Securities			Shares or	Shares or	That	Rights
	Unexercised	Unexercised		Underlying			Units of	Units of	Have	That
	Options	Options		Unexercised	Option	Option	Stock That	Stock That	Not	Have
	(#)	(#)		Unearned	Exercise	Expiration	Have Not	Have Not	Vested	Not
Name	Exercisable	Unexercisable		Options (#)	Price ($)	Date	Vested (#)	Vested ($)	(#)	Vested ($)

Richard A. Karp	40,000	—		—	17.50	6/30/2009	—	—	—	—
	40,000	—		—	15.63	11/1/2010	—	—	—	—
	40,000	—		—	20.22	10/29/2011	—	—	—	—
	20,000	—		—	5.80	4/14/2013	—	—	—	—
	10,000	—		—	19.20	4/18/2014	—	—	—	—
	17,083	2,917	(2)	—	14.34	4/25/2015	—	—	—	—
	17,500	12,500	(3)	—	12.55	4/30/2016	—	—	—	—
	21,250	38,750	(4)	—	9.88	4/29/2017	—	—	—	—
	—	55,000	(5)	—	7.59	4/27/2018	—	—	—	—
David Mayfield	33,500	—		—	9.91	4/6/2010	—	—	—	—
	18,000	—		—	15.63	11/1/2010	—	—	—	—
	30,000	—		—	19.21	10/29/2011	—	—	—	—
	20,000	—		—	5.80	4/14/2013	—	—	—	—
	10,000	—		—	19.20	4/18/2014	—	—	—	—
	17,083	2,917	(2)	—	14.34	4/25/2015	—	—	—	—
	23,333	16,667	(3)	—	12.55	4/30/2016	—	—	—	—
	21,250	38,750	(4)	—	9.88	4/29/2017	—	—	—	—
	—	55,000	(5)	—	7.59	4/27/2018	—	—	—	—
Christopher Stephenson	8,000	—		—	11.38	7/20/2010	—	—	—	—
	16,250	—		—	5.80	4/14/2013	—	—	—	—
	10,000	—		—	19.20	4/18/2014	—	—	—	—
	8,541	1,459	(2)	—	14.34	4/25/2015	—	—	—	—
	23,333	16,667	(3)	—	12.55	4/30/2016	—	—	—	—
	14,166	25,834	(4)	—	9.88	4/29/2017	—	—	—	—
	—	35,000	(5)	—	7.59	4/27/2018	—	—	—	—

(1)	All options were granted pursuant to the 1998 Stock Plan with an exercise price equal to the fair market value of the Common Stock on the date of grant, as determined by the Board, except that the options granted to Named Executive Officers other than Dr. Karp with expiration dates of October 29, 2011 had exercise prices equal to 95% of the fair market value on the date of grant.

(2)	Stock options were granted on April 26, 2005. Options vest 12.5% on October 26, 2005 and vest 1/48th each month thereafter.

(3)	Stock options were granted on May 1, 2006. Options vest 12.5% on November 1, 2006 and vest 1/48th each month thereafter.

(4)	Stock options were granted on April 30, 2007. Options vest 12.5% on October 30, 2007 and vest 1/48th each month thereafter.

(5)	Stock options were granted on April 28, 2008. Options vest 12.5% on October 28, 2007 and vest 1/48th each month thereafter.

Director Compensation

The Company compensates its non-employee directors at a rate of $1,000 per board meeting ($500 for telephonic attendance) and $500 per committee meeting attended by the director, except that directors are not

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separately compensated for committee meetings held in conjunction with meetings of the Board. The Company also pays each non-employee director an annual fiscal year retainer of $10,000 for non-committee directors, $15,000 for directors who serve on the Audit or Compensation Committees, and $20,000 for the Chairman of the Audit Committee.

The Company grants its non-employee directors on an annual basis options to purchase 10,000 shares of the Company’s Common Stock under the Company’s 1998 Stock Plan. In April 2008, the Company granted these options to each non-employee director with exercise prices of $7.59 per share. The Company considers initial option grants for new directors joining the Board on a case-by-case basis.

Unless such options have become fully exercisable as a result of a dissolution, merger or asset sale, in the event of a Change of Control, as described below, the options granted to the Company’s non-employee directors become vested and exercisable in full. A Change of Control means (i) the acquisition of 50% or more of the total voting power represented by the Company’s then outstanding voting securities by a “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), other than (A) a trustee or other fiduciary holding securities under one of the Company’s employee benefit plans acting in such capacity, (B) a corporation owned directly or indirectly by the Company’s stockholders in substantially the same proportions as their ownership of the Company’s stock or (C) Richard A. Karp or Nancy H. Karp; (ii) the consummation of the sale or disposition by us or all of substantially all of the Company’s assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Company’s voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

The following table sets forth information concerning compensation paid or accrued for services rendered to the Company in all capacities by the non-employee members of the Board for the fiscal year ended September 30, 2008:

Director Compensation Summary for Fiscal Year 2008

					Nonqualified
	Fees Earned		Option	Non-Equity	Deferred
	or Paid	Stock	Awards ($)	Incentive Plan	Compensation	All Other
Name	in Cash ($)	Awards ($)	(1)(2)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

Peter S. Cross	23,000	—	68,755	—	—	—	91,755
R. Stephen Heinrichs	26,000	—	92,967	—	—	—	118,967
Nancy H. Karp	22,000	—	49,162	—	—	—	71,162
Henry P. Massey, Jr.(3)	8,000	—	15,567	—	—	—	23,567
John M. Scandalios	22,500	—	49,162	—	—	—	71,662

(1)	The amounts shown do not reflect compensation actually received. Instead, the amounts shown are the compensation costs recognized by the Company for the fiscal year ended September 30, 2008 for stock option awards determined pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), including amounts recognized with respect to options granted in fiscal year 2008 and previous fiscal years. In fiscal year 2008, each director received options to purchase 10,000 shares of the Company’s Common Stock. The assumptions used to calculate the value of option awards are set forth in Note 9 of the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for fiscal year 2008.

(2)	As of September 30, 2008, the non-employee directors held options to purchase the following shares of common stock, all of which were granted under the 1998 Stock Plan: Mr. Cross, 55,000; Mr. Heinrichs, 55,000; Ms. Karp, 50,000; and Mr. Scandalios, 40,000.

(3)	Mr. Massey did not stand for re-election at the Company’s 2008 Annual Meeting of Stockholders.

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REPORT OF THE AUDIT COMMITTEE

Notwithstanding any statement to the contrary in any of the Company’s previous or future filings with the Securities and Exchange Commission, the following report of the Audit Committee of the Board of Directors shall not be deemed to be “soliciting material” or “filed” with the Securities and Exchange Commission, nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended.

Below is the report of the Audit Committee with respect to the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2008, which include the Company’s consolidated balance sheets as of September 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the fiscal years ended September 30, 2008 and September 30, 2007 and the notes thereto.

In accordance with the written charter adopted by the Board of Directors, the Audit Committee of the Board of Directors has the primary responsibility for overseeing our financial reporting, accounting principles and system of internal accounting controls, and reporting its observations and activities to the Board of Directors. It also approves the appointment of the Company’s independent registered public accounting firm and approves in advance the services performed by such firm.

Review and Discussion with Management

The Audit Committee has reviewed and discussed with management the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2008, the process designed to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s assessment of internal control over financial reporting and the report by the Company’s independent registered public accounting firm thereon.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with Stonefield Josephson, Inc., the Company’s independent registered public accounting firm for fiscal year 2008, the matters the Audit Committee is required to discuss pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees), which includes, among other items, matters related to the conduct of the audit of the Company’s consolidated financial statements.

The Audit Committee also has received the written disclosures and the letter from Stonefield Josephson, Inc. required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Stonefield Josephson, Inc. any relationships that may impact its independence, and satisfied itself as to the independent registered public accounting firm’s independence.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2008 be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 for filing with the Securities and Exchange Commission.

Respectfully submitted by:

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

R. Stephen Heinrichs, Chairman
Peter S. Cross
John M. Scandalios

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Annex II
Opinion of J.P. Morgan Securities Inc.

May 11, 2009

The Board of Directors
Catapult Communications Corporation
160 South Whisman Road
Mountain View, CA 94041

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Catapult Communications Corporation (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, to be dated as of May 11, 2009 (the “Agreement”), among the Company, Ixia (the “Acquiror”) and its wholly-owned subsidiary, Josie Acquisition Company (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the outstanding shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $9.25 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock that is not tendered and accepted pursuant to the Tender Offer, other than shares held by the Company or any of its subsidiaries or owned by the Acquiror or any of its subsidiaries, will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and

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future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and any related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

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Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with the Company or the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In addition, we and our affiliates own, as principal and in the ordinary course of their businesses, shares of the Company’s common stock and the Acquiror’s which, in each case, aggregate, as of the date hereof, less than 1% of the outstanding common stock of the Company and the Acquiror, respectively.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer solicitation/recommendation statement on Schedule 14D-9 or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

U030754

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